Exhibit 99.5

INSPRO TECHNOLOGIES CORPORATION

SHARES OF THE COMPANY’S PREFERRED STOCK

AND WARRANTS TO PURCHASE COMMON STOCK

OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO

HOLDERS OF RECORD OF COMMON STOCK AND PREFERRED STOCK OF

INSPRO TECHNOLOGIES CORPORATION

_________, 2013

Dear Stockholder:

This letter is being distributed by InsPro Technologies Corporation, a Delaware corporation (the “Company”), to all holders of record of shares of the Company’s common stock and preferred stock at the close of business on January 31, 2013 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase Units (the “Units”) consisting of shares of the Company’s Series B Convertible Preferred Stock and a warrant to purchase additional shares of the Company’s common stock. The Rights are described in detail in the Company’s Prospectus dated _________, 2013 (the “Prospectus”) which is attached.

The Rights will expire, if not exercised, at 5:00 p.m., New York City time, on March 14, 2013, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Time”). The Company may terminate the Rights Offering at any time prior to the Expiration Time for any reason.

As described in the accompanying Prospectus, record holders of the Company’s common stock and preferred stock will receive one Right for every 12,756 shares of common stock, one Right for every 638 shares of Series A Convertible Preferred Stock and one Right for every 638 shares of Series B Convertible Preferred Stock held on the Record Date. Each Right will entitle you to subscribe for one Unit consisting of 80 shares of the Company’s Series B Convertible Preferred Stock and a five-year warrant to purchase 800 additional shares of the Company’s common stock at an exercise price of $0.15 per share (the “Basic Subscription Right”). The subscription price (the “Subscription Price”) for the Units is $240.00 per Unit, payable in cash.

In addition, each holder of Rights who exercises his or her Basic Subscription Right in full will be eligible to subscribe (the “Over-Subscription Privilege”) at the same cash price of $240.00 per Unit for Units that are not otherwise purchased pursuant to the exercise of Rights under the Basic Subscription Right (the “Excess Units”), subject to availability and proration as described below.

The Over-Subscription Privilege gives a holder of Rights the opportunity to purchase Excess Units in the event that other stockholders do not exercise all of their Basic Subscription Rights. The Over-Subscription Privilege entitles each Rights holder to subscribe for additional Units at a Subscription Price of $240.00 per Unit, subject to proration. If there are not enough Units available to fill all subscriptions for additional Units, the available Units will be allocated pro rata in proportion to the number of shares of common stock and preferred stock owned by a stockholder exercising the Over-Subscription Privilege, relative to the number of shares owned by all stockholders exercising the Over-Subscription Privilege on the record date. If this pro rata allocation results in any stockholder receiving a greater number of Units than the stockholder subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such stockholder will be allocated only that number of Units for which the stockholder oversubscribed, and the remaining Units will be allocated among all other stockholders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Units have been allocated.

The Over-Subscription Privilege will only be available to a holder of Rights if (1) other Company stockholders do not fully exercise their Basic Subscription Rights and (2) the holder of Rights exercises his or her Rights pursuant to the Basic Subscription Right in full. Although each holder of Rights is guaranteed the right, pursuant to his or her Basic Subscription Right, to purchase that number of Units equal to the number of Rights received in the offering, the holder may not be able to purchase any of the Units that he or she seeks to purchase pursuant to the Over-Subscription Privilege. The actual number of Units available for purchase pursuant to each Rights holder’s Over-Subscription Privilege will depend upon whether the holder fully exercises his or her Basic Subscription Right and the number of Units purchased by the other Record Holders pursuant to their Basic Subscription Rights. See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege.”

As soon as practicable after March 14, 2013, the Company will determine the number of Units that you may purchase pursuant to the Over-Subscription Privilege. You will receive certificates representing the shares of the Company’s preferred stock, as well as an executed version of any warrants, you have purchased as soon as practicable thereafter. Subject to state securities laws and regulations, the Company has the discretion to delay allocation and distribution of any and all Units to stockholders who are affected by such regulations and elect to participate in the Rights Offering, including Units that the Company issues with respect to your Basic Subscription Right or Over-Subscription Privilege, in order to comply with state securities laws. If you request and pay for more Units than are allocated to you, that overpayment will be held by the Company pending the completion of the Rights Offering and will be refunded to you, without interest, as soon as practicable.

The Rights will be evidenced by non-transferable Rights certificates (the “Subscription Rights Certificates”) and will be null and void and cease to have value at or after the Expiration Time.

Enclosed are copies of the following documents:

1. Prospectus;

2. Subscription Rights Certificate;

3. Instructions for Use of InsPro Technologies Corporation Subscription Rights Certificates (including a Notice of Guaranteed Delivery for Subscription Rights Certificates Issued by InsPro Technologies Corporation); and

4. A return envelope addressed to the Company.

Your prompt action is requested. To exercise the Rights, you should properly complete and sign the Subscription Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each Unit subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the Company as indicated in the Prospectus. The Company must receive the Subscription Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.

A RIGHTS HOLDER CANNOT REVOKE THE EXERCISE OF ITS RIGHTS. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION TIME WILL EXPIRE.

Additional copies of the enclosed materials may be obtained from the Company by calling (484) 654-2200.

Very Truly yours,

InsPro Technologies Corporation

By:
Name:	Anthony R. Verdi
Title:	Chief Executive Officer, Chief Financial Officer and Chief Operating Officer